UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-41592

CUSIP Number: 55317F108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: Not Applicable

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

MGO GLOBAL INC.
Full Name of Registrant
Not Applicable

Former Name if Applicable

1515 SE 17th Street, Suite 121/#460236
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, Florida 33346
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MGO Global Inc. (the “Company”) will not, without unreasonable effort and expense, be able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”) within the prescribed time period The Company could not timely file the Form 10-Q because the Company requires additional time to prepare and review its financial statements to ensure adequate disclosure of the financial information required to be included in the Form 10-Q for the reasons set forth below.

On May 3, 2024, the Securities and Exchange Commission (the “Commission”) issued an order reporting that it had settled administrative and cease-and-desist proceedings against the Company’s former auditor, BF Borgers CPA PC (“BF Borgers”) and its sole audit partner, Benjamin F. Borgers CPA, permanently barring BF Borgers and Mr. Borgers from appearing or practicing before the Commission as an accountant (the “Order”).

As a result of the Order, the Company’s financial statements for the year ending December 31, 2022, which were audited by BF Borgers, and the Company’s interim financial statements for the quarters ending March 31, 2023, June 30, 2023 and September 30, 2023, which were reviewed by BF Borgers, may no longer be incorporated into the Company’s filings with the Commission, including without limitation the Form 10-Q.

Accordingly, the Company requires additional time to complete its financial statements for the quarter ended March 31, 2024, and to confirm the impact of BF Borgers’ and Mr. Borger’s conduct as described in the Order on the Company’s financial statements for such quarter and for prior periods.

As previously reported in the Company’s Current Report on Form 8-K filed with the Commission on December 27, 2023, the Company dismissed BF Borgers as its auditor, effective December 22, 2023, and appointed Assurance Dimensions Inc. (“Assurance”) as its new auditor, effective December 22, 2023.

The Company is working diligently with Assurance to complete the Form 10-Q as soon as possible, and to take other appropriate steps in light of BF Borgers’ and Mr. Borger’s conduct as described in the Order.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dana Perez	347	913-3316
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MGO Global Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2024	By	/s/ Maximiliano Ojeda
	Name:	Maximiliano Ojeda
	Title:	Chief Executive Officer